Darin Smith Lead Director and Associate General Counsel (tele no.) (319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

December 23, 2015

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Initial Registration Statement on Form S-3

File No. 333-207258

Separate Account No. 49 of AXA Equitable Life Insurance Company

Initial Registration Statement on Form N-4

File Nos. 333-207256; 811-07659

Dear Ms. Bentzinger:

The purpose of this letter is to supplement our response to Comment 26 dated December 10, 2015, with respect to the above-referenced filings for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included Comment 26 below, and followed it with the Company’s supplemental response.

Contract Features and Benefits – Right to Cancel Within a Certain Number of Days (p. 36)

26.	Free Look. Upon cancellation of the Contract, the Company will refund the full amount of the contribution in certain states or if the Contract is an IRA. Please revise the disclosure to state that the Company will return the “greater of” the contribution or account value in all circumstances, or explain supplementally how refunding the contribution satisfies the requirement under Section 27(i)(2)(A) of the 1940 Act that the Contract be a redeemable security, particularly when the amount of contributions is less than account value.

Supplemental Response: Based on discussions with the Staff concerning Comment 26, the Company has decided not to develop processes and procedures (which are in addition to the prospectus disclosure) to notify each applicable contract owner about their ability to surrender their contract before the Company processes their free look request. Such notification presents a number of operational difficulties.

For example, to target contract owners who contact our service center, a customer service representative (“CSR”) would have to identify whether or not we were required by applicable law to return the full amount of their contribution if they requested a free look. This will require system modifications or risk human error in applying manual identification processes. In addition, if we were so required, the CSR would have to provide the information to every contract owner entitled to a return of their full contribution whether or not their cash value is greater than their contribution since the cash value will likely change. Such a discussion will be confusing to a lot of contract owners especially if their contributions are currently greater than their cash value. This process will also increase the length of each call and ultimately require more CSR resources.

Contract owners may also contact their financial representative with free look questions or to exercise their free look right. To target these contract owners, different processes would have to be developed to provide the appropriate identification tools and information to every financial representative. Coordinating such identification and information processes would be very difficult and would also require additional training for every financial representative. In addition, most financial representatives would also be asked which amount is higher requiring them to call the service center or access that information a different way. In either case, it would require additional time and resources. Monitoring such a process would also be difficult.

Finally, some contract owners will simply return their contract along with their request to free look the contract without ever contacting the Company or their financial representative. It would be virtually impossible for the Company to contact all such owners and discuss their right to surrender their contract before the end of the business day their request is received in good order. The Company is also not aware of any exception that would allow it to delay processing free look requests received in good order until such communication could happen. Accordingly, the Company does not believe it could commit to prior notice for this group of contract owners.

As illustrated through the examples discussed above, it would be very cumbersome and expensive to develop administrative processes and systems that sufficiently target most contract owners that are potentially impacted. Moreover, it would be virtually impossible to timely target certain contract owners that are potentially impacted. While the Company understands that the Staff believes additional prior notice is helpful in some circumstances, given the cost and complexity of providing such information to even most of the potentially impacted customers, the Company believes such prior notification isn’t reasonable or necessary.

The Company continues to believe prospectus disclosure concerning an owner’s right to surrender their contract that is placed within the “right to cancel” section of the prospectus is the appropriate way to disseminate this information and should be all that is required. However, in order to avoid any delays, the Company will add the following disclosure to the “Contract Features and Benefits – Right to Cancel Within a Certain Number of Days” section (see page 38) of the prospectus:

When required by applicable law to return the full amount of your contribution, we will return the greater of your contribution or your contract’s cash value.

I trust that the supplemental response provided in this letter addresses your comment adequately. If you have any questions regarding this supplemental response, please contact the undersigned at (319) 573-2676. Thank you very much for your assistance with these filings.

Best regards,

/s/ Darin Smith

Darin Smith